EXHIBIT 99.1

Anfield Provides Positive Update Regarding its Confirmation Drill Program at Its JD-7 Mine

VANCOUVER, British Columbia, Sept. 30, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or “the Company”) is pleased to announce the completion of the first 12 holes of the Company’s ongoing 20-hole, 8,000-foot confirmation drill program at its JD-7 mine, an existing uranium and vanadium open pit mine in Montrose County, Colorado. This program, announced on August 25, 2025, aims to 1) collect geologic information related to uranium mineralization in multiple sandstone hosted deposits throughout the area; 2) confirm the existing pit resources; 3) confirm the extent and location of underground uranium and vanadium resources; and 4) consider potential uranium and vanadium resource expansion. The drill program – consisting primarily of air rotary with a subset of split barrel core drilling – is being conducted by Tri-Park Drilling.

Significant intercepts of mineralization from the program include:

  17.0 ft grading 5,190 ppm (0.519%) eU3O8 (GT of 8.82) in Hole JD7-25-004B, with a peak of 14,850 ppm (1.485%) eU3O8 at 153.5 ft;

  19.0 ft grading 2,380 ppm (0.238%) eU3O8 (GT of 4.52) in Hole JD7-25-005, with a peak of 9,240 ppm (0.924%) eU3O8 at 170.0 ft; and

  17.0 ft grading 1,620 ppm (0.162%) eU3O8 (GT of 2.75) in Hole JD7-25-012, with a peak of 5,990 ppm (0.599%) eU3O8 at 185.0 ft.

Corey Dias, Anfield’s CEO, commented: “We are very pleased with the interim drill results as they both underscore the potential for resource confirmation – and possible expansion – at JD-7 and align with Anfield’s broader strategy to advance its portfolio of near-term uranium and vanadium projects toward production. The Company remains on track to complete the remaining holes in the coming weeks, with full results expected to inform future development plans, including integration into Anfield’s hub-and-spoke production model centered around the Shootaring Canyon Mill in Utah.”

Figure 1: Drilling Underway at JD-7 Open Pit mine:

Drilling commenced on September 15th, 2025, and initial results have been highly encouraging, with 12 out of the planned 20 drilling targets completed to date. Gamma ray logging results indicate elevated uranium mineralization exceeding the minimum cutoff grade of 200 ppm eU3O8 and minimum Grade Thickness (GT) of 0.2 in 10 of the 12 drill holes completed so far. These findings confirm the presence of uranium mineralization at depths and locations consistent with the historical drilling dataset for the JD-7 mine.

The drilling results demonstrate robust uranium mineralization across the targeted areas, with seven holes yielding a Grade Thickness (GT) over 0.5, indicating high-potential zones; three holes showing GT values between 0.1 and 0.5, reflecting moderate mineralization; and two holes containing only trace mineralization. The lower-strength intercepts are associated with the program's objective to delineate the outer boundaries of the mineralized resource, providing valuable data for refining resource models and supporting future mine planning and development at JD-7.

Figure 2: JD-7 Drill Collar Location Map

2066000
2067000
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Location
141
Paradox Valley
UTAH
COLORADO
JD-7 Project Area
Planned Drill Holes
Completed Drill Holes (JD7-25-XXX)
JD Lease Boundary
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1,000 US Feet
NAD 1983 StatePlane Colorado South FIPS 0503 Feet
ANFIELD Energy

Figure 3: Drill results

Hole ID	Date Completed	Total Depth* Drilled	Drift Distance (ft)	Drift Azimuth (Degrees)	Top Intercept Depth*	Bottom Intercept Depth*	Intercept Thickness (ft)	Grade %eU3O8	GT**	Total Hole GT**
JD7-25-009	9/16/2025	500	11.0	152.5	221.5	222.0	0.5	0.026	0.013	0.0
JD7-25-001	9/16/2025	320	7.7	114.7	41.5	46.0	4.5	0.101	0.455	0.6
					49.5	52.5	3.0	0.057	0.171
JD7-25-005	9/17/2025	400	6.0	221.7	159.5	178.5	19.0	0.238	4.522	4.5
JD7-25-019	9/18/2025	400	2.2	196.8	271.0	279.0	8.0	0.229	1.832	1.8
JD7-25-017	9/19/2025	400	7.0	138.2	163.5	164.0	0.5	0.020	0.010	0.0
					180.5	181.5	1.0	0.022	0.022
JD7-25-018	9/20/2025	400	2.9	99.2	234.5	252.5	18.0	0.060	1.080	1.3
					253.0	258.5	5.5	0.035	0.193
JD7-25-020	9/21/2025	440	6.1	204.4	339.0	342.0	3.0	0.116	0.348	0.3
JD7-25-002B	9/23/2025	74	0.1	208.3	57.0	60.0	3.0	0.056	0.168	0.2
JD7-25-003	9/21/2025	320	2.6	200.5	65.5	69.5	4.0	0.123	0.492	0.5
JD7-25-004B	9/24/2025	185	2.0	204.2	149.0	166.0	17.0	0.519	8.823	9.7
					174.0	179.0	5.0	0.169	0.845
JD7-25-013	9/22/2025	400	4.6	149.6	256.0	257.5	1.5	0.057	0.086	0.9
					258.5	265.0	6.5	0.089	0.579
					272.0	275.0	3.0	0.039	0.117
					276.0	279.0	3.0	0.028	0.084
					313.0	315.0	2.0	0.029	0.058
JD7-25-012	9/22/2025	400	3.3	117.5	180.0	197.0	17.0	0.162	2.754	3.3
					198.5	201.5	3.0	0.023	0.069
					204.0	207.0	3.0	0.031	0.093
					208.0	216.0	8.0	0.052	0.416
Intercepts are reported at a 0.02 eU308% (200 ppm) grade cut-off
*All depth units are Feet below drill hole collar. **GT is calculated as: Grade x Thickness (ft)

Figure 4: Mineralized Core Samples Recovered from JD7-25-004

Two of the drill holes were completed with cored intervals to obtain physical samples of mineralized material. Cored intervals were completed using split-barrel core drilling through the mineralized zones. A subset of the remaining drill holes will also be drilled with core intervals. The core samples will be analyzed by two laboratories: Pace Analytical of Sheridan, Wyoming and Hazen Research of Golden, Colorado. These labs will use chemical methods to: 1) determine both uranium and vanadium content to evaluate the vanadium-to-uranium ratio of the mineralization; 2) to provide data to validate the uranium gamma ray logging results; and 3) further refine the uranium and vanadium resource estimates for JD-7 lease. The cores can also be used for mineralogical and metallurgical testing. This data will enhance the accuracy of the geological model and supports Anfield's efforts to advance the project toward production readiness.

Qualified Persons

Douglas L. Beahm, P.E., P.G., principal engineer at BRS Inc., is a Qualified Person as defined in NI 43-101 and has reviewed and approved the technical content of this news release.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO THE TIMING OF COMPLETION OF THE DRILL PROGRAM.

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